INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

September 28, 2020

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Registrant”) Registration Statement on Form N-14 (File No. 333-248114)

Ladies and Gentlemen:

This letter summarizes the additional comments provided to me by Ms. Christina Fettig of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on September 25, 2020, on the Registrant’s registration statement filed on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of 361 Managed Futures Strategy Fund (the “Acquired Fund”), a series of the Registrant, into 361 Global Managed Futures Strategy Fund, a series of the Registrant (the “Acquiring Fund” and together with the Acquired Fund, the “Funds”).

Responses to all of the comments are included below and, as appropriate, are incorporated into Pre-Effective Amendment No. 1 to the Acquiring Fund’s Form N-14 registration statement (the “Amendment”) that has been filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

Combined Proxy Statement and Prospectus

1.	Please consider updating the Capitalization Table to reflect information as of August 31, 2020 and add a footnote to the table explaining that the capitalizations on the Closing Date are likely to be different as a result of share purchase, redemption and market activity.

Response: The Registrant has revised the Capitalization Table as follows:

The following table shows, as of August 31, 2020 (1) the unaudited capitalization of the Acquired Fund and unaudited capitalization of the Acquiring Fund, and (2) the pro forma combined capitalization of the Acquiring Fund, giving effect to the proposed Reorganization as of that date (a):

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(unaudited)	Acquired Fund	Acquiring Fund	Pro forma Adjustments		Pro forma Acquiring Fund
Net Assets
Investor Class Shares	$19,669,582	$4,242,933	--		$23,912,515
Class I Shares	$20,422,301	$12,450,927	--		$32,873,228
Total	$40,091,883	$16,693,860	--		$56,785,743

Shares Outstanding
Investor Class Shares	1,959,397	425,290	11,503	(b)	2,396,190
Class I Shares	1,995,928	1,228,086	18,106	(b)	3,242,120
Total	3,955,325	1,653,376	29,609	(b)	5,638,310

Net Asset Value per Share
Investor Class Shares	$10.04	$9.98	--		$9.98
Class I Shares	$10.23	$10.14	--		$10.14

(a)	The capitalizations are likely to be different on the Closing Date as a result of daily Fund share purchase, redemption and market activity. No assurance can be given as to how many shares of the Acquiring Fund will be received by Acquired Fund shareholders at the Closing Date, and the information should not be relied upon to reflect the number of shares of the Pro Forma Acquiring Fund that actually will be received by Acquired Fund shareholders.
(b)	To adjust Shares Outstanding of the Pro Forma Acquiring Fund based on combining the Acquired Fund at the Acquiring Fund’s Net Asset Value per Share.

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The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or required further clarification of any response, please contact me at (626) 385-5777.

/s/ DIANE J. DRAKE

Diane J. Drake

Secretary

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